WESTRANGE Corp.	News Release
For immediate release	June 24, 2003

WESTRANGE Corp. (WRC:TSX Venture Exchange)
announces option agreement to acquire HTC Hydrogen Thermochem Corp. shares

Regina, Saskatchewan - WESTRANGE Corp. ("WRC") is pleased to announce that an agreement, dated June 24, 2003, has been reached between the Corporation and HTC Hydrogen Thermochem Corp. ("HTC"), which provides the Corporation with an 18-month option to acquire HTC.

HTC is a private Saskatchewan company established to research and develop hydrogen production technologies. HTC has recently announced the signing of a three-year agreement between the University of Regina and HTC for collaborative research into the cost-effective production of hydrogen as an alternative source of energy. The agreement marks the University of Regina's first engagement in hydrogen fuel research, and further establishes its capabilities as the centre of knowledge and expertise on energy and the environment. The first project HTC will undertake is the dry reforming of natural gas into hydrogen utilizing the existing natural gas distribution network.

If the option is exercised, the acquisition of HTC will occur on the basis of between one and two WRC Common Shares for each HTC Class "A" Common Share, depending on the market value of the WRC Common Shares at the time of exercise, and one WRC Common Share for each HTC Class "B" Common Share and each Class "C" Preferred Share. Based on the current market price of the WRC Common Shares, approximately 2,000,000 WRC Common Shares would be issuable in exchange for all of the shares of HTC. However, the number of WRC Common Shares issuable pursuant to the transaction is expected to change depending on the market price of the WRC Common Shares if, as and when the option is exercised and how many shares of HTC are outstanding at that time. It is expected that HTC will issue additional shares to finance its operations.

The transaction is subject to regulatory approval, including the approval of the TSX Venture Exchange Inc., and may be subject to shareholder approval, depending on the final structure of the transaction. HTC is a development stage research and development company incorporated in early 2001, but inactive until spring of 2002. HTC's assets consist of cash, and loans receivable and short-term investments. HTC is expected to begin research in July 2003.

The management of HTC comprises Mr. Jeffrey C. Allison, President and CEO, Dr. Rodney Nashiem, Ph.D., Director of Research and Development and A.K. (Al) McDonald, Senior Vice-President, Operations and Business Development.

Mr. Allison obtained a Bachelor of Commerce Degree in Marketing and Finance from the University of Calgary in 1980. He has 20 years of experience in corporate finance. In 1995 he became a member of the founding management group of CUCORP Financial Services, as the Associate Vice-President (until April 2000). CUCORP is now the largest corporate finance institution in Saskatchewan. Since April 2000 he has been the Chief Financial Officer of Millstreet Industries Inc, and in May 2001 was appointed President. Millstreet is a diversified western Canadian based company integrating industrial fabrication, industrial outsourcing and wholesale distribution of agricultural equipment.

Dr. Nashiem is a Ph.D. graduate of the University of Saskatchewan whose specialty is in the area of inorganic photochemistry. For the three years prior to his involvement with HTC, Dr. Nashiem was the Director of Research and Development of a hydrogen energy research and development company and was responsible for the development of a catalytic based thermochemical process.

Mr. McDonald was the Vice-President of Direct Energy Marketing Ltd. and later Vice-President, Retail Development of Energy America LLC from January 1998 to June 2003. Centrica North America purchased Direct Energy Marketing Ltd. and Energy America LLC in August of 2000. Centrica is one of the world's largest publicly traded gas distribution companies. Mr. McDonald has held many senior positions, including Operations, Regulatory Affairs, Business Development, Facilities and Government Relations.

The Corporation and HTC have also entered into a Management Agreement, whereby the Corporation has agreed to provide HTC with administrative, organizational and management services. In return, the Corporation will receive a fee for such services; be provided a reimbursement of its direct costs associated with providing the services and a reasonable allocation of the Corporation's overhead. The fee for such services is to be determined at a later date to be agreed to by Westrange and HTC.

In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in this news release, and in those other filings with the Corporations' Canadian regulatory authorities as found in 'www.SEDAR.com'. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of these unaudited interim financial statements, other than as required and governed by law.

The TSX Venture Exchange Inc. does not take any responsibility for the adequacy or accuracy of the information contained in this news release.

For more information contact:

Kevin Sidloski, Director, Westrange Corp. Telephone: (306) 842-2030 Fax: (306) 848-0647

e-mail: investorrelations@westrange .com

Westrange corporate developments can be followed on www.westrange.com